January 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya K. Aldave
Susan Block
Rolf Sundwall
Mark Brunhofer

Re:	Skyward Specialty Insurance Group, Inc.
Registration Statement on Form S-1
File No. 333-268326

Acceleration Request
Requested Date: January 12, 2023 Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skyward Specialty Insurance Group, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on January 12, 2023, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Patrick O’Malley of DLA Piper LLP (US) at (858) 677-1471. Please also contact him should you have any questions.

Very truly yours,

SKYWARD SPECIALTY INSURANCE GROUP, INC.

/s/ Andrew Robinson
Andrew Robinson
Chief Executive Officer

cc:	Mark Haushill, EVP and Chief Financial Officer
Leslie Shaunty, General Counsel
Skyward Specialty Insurance Group, Inc.

Patrick J. O’Malley
DLA Piper LLP (US)

Erika L. Weinberg
Latham & Watkins LLP